UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           RJR Nabisco Holdings Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   74960K 876
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 11, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           18,020,800

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           18,020,800

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           18,020,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.5%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           18,020,800

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           18,020,800

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           18,020,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.5%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           25,725,700

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           25,725,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           25,725,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.9%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 74960K 876

1                 NAME OF REPORTING PERSON American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           6,448,200

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           6,448,200

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,448,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 74960K 876

1                 NAME OF REPORTING PERSON American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,448,200

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,448,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,448,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 74960K 876

1                 NAME OF REPORTING PERSON American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,448,200

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,448,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,448,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,448,200

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,448,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,448,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Meadow Walk Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           1,256,700

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           1,256,700

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,256,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.4%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           1,256,700

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           1,256,700

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,256,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.4%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D
                                (Amendment No. 3)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on December 22, 1998, and amended on January 25, 1999, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Carl C. Icahn, a citizen of the United States of America, American Real Estate Holdings L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("American Property"), and Beckton Corp., a Delaware corporation ("Beckton"), relating to the common shares, par value $0.01 per share (the "Shares"), of RJR Nabisco Holdings Corp. (the "Issuer"), and amended on February 12, 1999, to among other things, add Meadow Walk Limited Partnership, a Delaware limited partnership ("Meadow Walk"), and Barberry Corp., a Delaware corporation ("Barberry") as additional registrants (collectively with High River, Riverdale, Carl C. Icahn, AREH, AREP, American Property, and Beckton, the "Registrants"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 725,700 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $20,087,550.30 (excluding commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants.

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended to add the following:

         On March 11, 1999, Mr. Icahn issued a press release stating that, notwithstanding the Issuer's announcement that it is selling its international tobacco business and has determined to distribute its domestic tobacco business to its shareholders, he will conduct a proxy fight in order to effect the spin off of the Issuer's holdings of Nabisco rather than the domestic tobacco business. Mr. Icahn stated that his proposed slate of directors, which will include Mr. Icahn, will be committed to spin off Nabisco. Mr. Icahn is preparing to notify the Issuer of his slate of directors by Friday, March 12, 1999.

         Mr.  Icahn  stated that the  recently  announced  efforts by Mr. Steven
F. Goldstone, Chairman and CEO of the Issuer, are to be applauded as an attempt to increase value. When Mr. Goldstone told Mr. Icahn about the sale of the international business and the proposed spin off of domestic tobacco, Mr. Icahn indicated he supported the sale of the international tobacco business. However, while Mr. Icahn believes that the spin off of the domestic tobacco business would enhance value, it would be infinitely better to spin off Nabisco completely. Mr. Icahn stated that shareholders should have the choice of whether it would be more beneficial to spin off Nabisco at this time. Mr. Icahn further stated that Nabisco should be a far more attractive company if it were freed from the Issuer and that if the shareholders supported his slate this could occur.

         Mr. Icahn indicated that he had received a preliminary opinion of the law firm of Strook & Strook & Lavan advising him that, while they have not completed their analysis, they believe that, based upon the current status of the law and what the Issuer has disclosed in litigation papers and SEC filings, the proposed spinoff of Nabisco would not constitute a fraudulent conveyance by the Issuer, and that current tobacco plaintiffs would not be able to make the showings required for injunctive relief to block the spinoff.

         A copy of the press release is attached hereto as Exhibit 1 and incorporated in its entirety herein by reference.



Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on March 10, 1999, Registrants may be deemed to beneficially own, in the aggregate, 25,725,700 Shares, representing approximately 7.9% of the Issuer's outstanding Shares (based upon the 324,821,028 Shares stated to be outstanding as of October 30, 1998 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 12, 1998).

         (b) High River has sole voting power and sole dispositive power with regard to 18,020,800 Shares. Riverdale has shared voting power and shared dispositive power with regard to 18,020,800 Shares. AREH has sole voting power and sole dispositive power with regard to 6,448,200 shares. AREP has shared voting power and shared dispositive power with regard to 6,448,200 shares. American Property has shared voting power and shared dispositive power with regard to 6,448,200 shares. Beckton has shared voting power and shared dispositive power with regard to 6,448,200 shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 25,725,700 Shares. Meadow Walk has sole voting power and sole dispositive power with regard to 1,256,700 Shares. Barberry has shared voting power and shared dispositive power with regard to 1,256,700 Shares.

         (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                            No. of Shares              Price
Name                       Date             Purchased                  Per Share

High River                 2/26/99          219,000                    $27.3696

Meadow Walk                3/1/99           206,700                    $27.4370

Meadow Walk                3/2/99           300,000                    $28.0746


Item 7.           Material to be Filed as Exhibits

1.       Press Release dated March 11, 1999

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1999




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Member




American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: Chairman of the Board




[Signature Page of Amendment No. 3 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:    /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Chairman of the Board




American Property Investors, Inc.


By:      /s/ Carl C. Icahn
         Name: CARL C. ICAHN
         Title: Chairman of the Board




Beckton Corp.


By:      /s/ Carl C. Icahn
         Name: CARL C. ICAHN
         Title: Chairman of the Board




Meadow Walk Limited Partnership


By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title:  Chairman of the Board



[Signature Page of Amendment No. 3 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

Barberry Corp.


By:  /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title:  Chairman of the Board





[Signature Page of Amendment No. 3 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

                                            EXHIBIT INDEX


Exhibit 1                                   Press Release dated March 11, 1999